Exhibit 4.26

Marti Technologies, Inc.

Amended and Restated Non-Employee Director Compensation Program

Non-employee members of the board of directors (the “Board”) of Marti Technologies, Inc. (the “Company”) shall receive cash and equity compensation as set forth in this Amended and Restated Non-Employee Director Compensation Program (this “Program”). This Program amends and restates in its entirety the Company’s Non-Employee Director Compensation Program (the “Original Program”), which became effective on July 10, 2023, the date on which it was originally approved by the Board.

The cash and equity compensation described in this Program shall be paid or be made, as applicable, automatically and without further action of the Board, to each member of the Board who is not an employee of the Company or any subsidiary of the Company (each, a “Non-Employee Director”) who is entitled to receive such cash or equity compensation unless such Non-Employee Director declines the receipt of such cash or equity compensation by written notice to the Company. This Program shall remain in effect until it is revised or rescinded by further action of the Board. This Program may be amended, modified or terminated by the Board at any time in its sole discretion. The terms and conditions of this Program shall supersede any prior cash and/or equity compensation arrangements for service as a member of the Board between the Company and any of its Non-Employee Directors (including the Original Program). This Program shall become effective on the date of approval by the Board (the “Effective Date”).

Cash Compensation

The schedule of annual retainers (the “Annual Retainers”) for the Non-Employee Directors is as follows:

Position	Amount
Annual Retainer	$20,000
Lead Independent Director	$150,000
Chair of Audit Committee	$10,000
Chair of Compensation Committee	$10,000
Chair of Nominating and Corporate Governance Committee	$10,000
Member of Audit Committee (non-Chair)	$5,000
Member of Compensation Committee (non-Chair)	$5,000
Member of Nominating and Governance Committee (non-Chair)	$5,000

For the avoidance of doubt, the Annual Retainers in the table above are additive and a Non-Employee Director shall be eligible to earn an Annual Retainer for each position in which he or she serves. The Annual Retainers shall be earned on a quarterly basis based on a calendar quarter and shall be paid in cash by the Company in arrears not later than the fifteenth (15th) day following the end of each calendar quarter. In the event a Non-Employee Director does not serve as a Non-Employee Director, or in the applicable position, for an entire calendar quarter, the retainer paid to such Non-Employee Director shall be prorated for the portion of such calendar quarter actually served as a Non-Employee Director, or in such position, as applicable.

In addition to the Annual Retainers in the table above, each Non-Employee Director who primarily resides in a country other than the country in which any Board meeting is being held and who travels to attend such Board meeting in person from the country in which such Non-Employee Director primarily resides at the time of such Board meeting shall receive a cash fee equal to $10,000 (the “Meeting Fee”) for each such Board meeting. The Meeting Fee, to the extent earned, will be paid to the applicable Non-Employee Director within ten (10) days following the applicable meeting.

Equity Compensation

Each Non-Employee Director shall be granted the following awards of restricted share units (each, an “RSU Award”) covering the Company’s Class A Ordinary Shares (the “Shares”) or other Share-based awards (each, a “Share Based Award”) under and subject to the terms and provisions of the Company’s 2023 Incentive Award Plan (the “2023 Plan”) or any other applicable Company equity incentive plan then-maintained by the Company (the 2023 Plan or such other plan, in any case, as amended from time to time, the “Equity Plan”). Each RSU Award or Share Based Award shall be granted subject to an award agreement in substantially the form previously approved by the Board, and in the following amounts:

Initial RSU Award	A number of restricted share units (rounded to the nearest whole number) equal to $50,000 (or, for the Lead Independent Director, $140,000) divided by the Reference Price.

Subsequent Share-Based Award	A Share Based Award with an aggregate grant value equal to the sum of (i) $50,000 (or, for the Lead Independent Director, $140,000), (ii) $12,500 for each committee of the Board on which the Non-Employee Director serves (other than any committee for which such Non-Employee Director is the chairperson), and (iii) $25,000 for each committee of the Board for which such Non-Employee Director is the chairperson (the “Subsequent Share-Based Award Value”), which, unless otherwise determined by the Board will be granted in the form of a number of restricted share units (rounded to the nearest whole number) equal to the Subsequent Share -Based Award Value divided by the Reference Price.

For purposes of this Program, the “Reference Price” shall mean the closing sales price of one Share on the date of grant or on the last preceding trading day if the date of grant is not a trading day.

A. Initial RSU Awards. Each Non-Employee Director who is initially elected or appointed to the Board after the Effective Date shall receive the Initial RSU Award on the date of such initial election or appointment. No Non-Employee Director shall be granted more than one Initial RSU Award.

B. Subsequent Share-Based Awards. A Non-Employee Director who (i) has been serving as a Non-Employee Director on the Board for at least six (6) months as of the date of any annual meeting of the Company’s shareholders (each, an “Annual Meeting”) after the Effective Date and (ii) will continue to serve as a Non-Employee Director immediately following such Annual Meeting, shall be automatically granted a Subsequent Share-Based Award, in the discretion of the Board, on the date of such Annual Meeting. For the avoidance of doubt, a Non-Employee Director elected for the first time to the Board at an Annual Meeting shall only receive an Initial RSU Award in connection with such election, and shall not receive a Subsequent Share-Based Award on the date of such Annual Meeting.

C. Termination of Employment of Employee Directors. Members of the Board who are employees of the Company or any subsidiary of the Company who subsequently terminate their employment with the Company and subsidiary of the Company and remain on the Board will not receive an Initial RSU Award, but to the extent that they otherwise become entitled to compensation under this Program after such employment terminates, will be eligible to receive, after termination of employment with the Company and any subsidiary of the Company, a Subsequent Share-Based Award.

D. Terms of RSU and Share-Based Awards Granted to Non-Employee Directors.

1.Vesting.

a. Initial RSU Awards. Each Initial RSU Award shall vest in full on the earlier of (x) the date of the next Annual Meeting following the applicable date of grant and (y) the first anniversary of the applicable date of grant, subject to the Non-Employee Director continuing in service as a Non-Employee Director through such vesting date.

b. Subsequent Share-Based Awards. Each Subsequent Share-Based Award shall vest in full on the earlier of (x) the date of the next Annual Meeting following the applicable date of grant and (y) the first anniversary of the applicable date of grant, subject to the Non-Employee Director continuing in service as a Non-Employee Director through such vesting date.

c. Forfeiture of RSU and Share-Based Awards; Change in Control Vesting. Unless the Board otherwise determines, any portion of an Initial RSU Award or Subsequent Share-Based Award which is unvested at the time of a Non-Employee Director’s termination of service on the Board as a Non-Employee Director shall be immediately forfeited upon such termination of service and shall not thereafter become vested. All of a Non-Employee Director’s Initial RSU Awards and Subsequent Share-Based Awards shall vest in full immediately prior to the occurrence of a Change in Control (as defined in the 2023 Plan) (or any similar or like term as defined in the then-applicable Equity Plan), to the extent outstanding at such time.

E. Compensation Limits. Notwithstanding anything to the contrary in this Program, all compensation payable under this Program will be subject to any limits on the maximum amount of Non-Employee Director compensation set forth in the 2023 Plan or the then-applicable Equity Plan as in effect from time to time.

Compensation Election

Each Non-Employee Director shall be permitted to elect, (i) for Annual Retainers payable in respect of calendar year 2023, at such time(s) prior to the applicable Annual Retainer payment date as the Board may determine, and (ii) for Annual Retainers payable in respect of subsequent calendar years, in any case, on or prior to December 31st of any calendar year (or by such other date as determined by the Board in its discretion), to receive up to the entire amount of his or her Annual Retainers (the “Election Amount”) for calendar year 2023 or for the period commencing on January 1st of the calendar year immediately following the calendar year in which such election is made (as applicable), in the form of fully-vested Shares (the “Election Shares”) having an aggregate dollar value equal to the dollar value of the Election Amount. Such Election Shares will be issued as and when the Annual Retainers comprising the Election Amount would have otherwise been paid to the applicable Non-Employee Director. Any such elections shall be made in accordance with election procedures established by the Board, as in effect from time to time.

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